

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 3, 2017

Zachary L. Venegas
Chief Executive Officer
5300 DTC Parkway
Greenwood Village, CO 80111

> **Re: Helix TCS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 21, 2017**
> **File No. 000-55722**

Dear Mr. Venegas:

We have reviewed your October 26, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

5. Business Combination, page 14

1.   We note your response to our prior comment two. However, if financial statements need to be filed, they must be filed by amendment within 71 calendar days after the date that the initial report on Form 8-K must be filed. It is currently over 140 days since you filed your initial Form 8-K. Please tell us when you plan to file the amended Form 8-K.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications